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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
OCT 04 2019
Washington DC
413

SEC FILE NUMBER
8- 31654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8-1-18 (MM/DD/YY) AND ENDING 7-31-19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: General Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2007 Fayette St.
(No. and Street)

N. Kansas City (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S Miller 816-810-6404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

179 Coldbrook Ct (Address) Lafayette (City) IN (State) 47909 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, David D S Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of General Securities Corp, as of Sept 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sherry A Kruger

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

SHERRY A. KRUGER
My Commission Expires
June 5, 2020
Clay County
Commission #12464101

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

General Securities, Corp.

Report on Audit of Financial Statements

July 31, 2019

THOMAS FAUST, CPA
Certified Public Accountant

General Securities Corp

Table of Contents

THOMAS FAUST, CPA
174 Coldbrook Ct.
Lafayette, Indiana 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
General Securities, Corp.
North Kansas City, Missouri

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of General Securities, Corp., as of July 31, 2019, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of General Securities, Corp. as of July 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Basis for Opinion

These financial statements are the responsibility of General Securities, Corp.'s management. My responsibility is to express an opinion on General Securities, Corp.'s financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to General Securities, Corp. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirements Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of General Securities, Corp.'s financial statements. The supplemental information is the responsibility of General Securities, Corp.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
September 19, 2019

GENERAL SECURITIES, CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF JULY 31, 2019

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	136,021
Cash with clearing organization		50,728
Accounts receivable		4,292
Prepaid expenses		900
TOTAL CURRENT ASSETS		191,941
PROPERTY, PLANT AND EQUIPMENT, at cost		
Property, plant and equipment, net of accumulated depreciation of $139,949		-
TOTAL ASSETS	$	191,941

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses payable		19,809
Withheld and accrued payroll taxes		2,267
Commissions payable		10,325
Income taxes payable		3,150
TOTAL LIABILITIES		35,551
STOCKHOLDER'S EQUITY		
Common stock (30,000 shares authorized, 28,000 shares issued and outstanding)		28,000
Additional paid-in capital		87,848
Retained earnings		426,042
Treasury stock		(385,500)
TOTAL STOCKHOLDER'S EQUITY		156,390
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	191,941

GENERAL SECURITIES, CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED JULY 31, 2019

REVENUE		
Commissions and 12b-1 fees from sale of investment company shares	$	113,180
Commissions on securities		56,532
Commissions on listed options		25,051
Other commissions		35,738
Other revenue		32,798
TOTAL REVENUE		263,299
EXPENSES		
Compensation and related benefits		131,608
Commissions		18,068
Clearing and execution charges		43,970
Regulatory fees and expenses		8,492
Occupancy		18,222
Other expenses		39,375
TOTAL EXPENSES		259,735
Net income before income taxes		3,564
Income tax provision		3,150
NET INCOME	$	414

GENERAL SECURITIES, CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JULY 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
BEGINNING BALANCE	$ 28,000	$ 87,848	$ 425,628	$ (385,500)	$ 155,976
Net income	-	-	414	-	414
Stockholder's distributions	-	-	-	-	-
ENDING BALANCE	$ 28,000	$ 87,848	$ 426,042	$ (385,500)	$ 156,390

GENERAL SECURITIES, CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	414
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense		5,564
(Increase) decrease in operating assets:		
Cash with clearing organization		(384)
Accounts receivable		(243)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses payable		12,025
Withheld and accrued payroll taxes		336
Commissions payable		(777)
Income taxes payable		634
Net Cash Provided by (Used in) Operating Activities		17,569
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(5,564)
Net Cash Provided by (Used in) Investing Activities		(5,564)
NET INCREASE IN CASH		12,005
CASH AT BEGINNING OF YEAR		124,016
CASH AT END OF YEAR	$	136,021
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid during the year for:		
Income taxes	$	2,516

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— General Securities, Corp. (the Firm) was incorporated in the state of Missouri on August 21, 1969. The firm is registered with the Securities and Exchange Commission. The Firm's principal business activity is the sale of securities and doing business as a $50,000 non-carrying, non-custodian broker-dealer. The Firm is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at July 31, 2019.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, balances in these accounts may be exceed FDIC insured limits. The Firm did not have any accounts in excess of insured limits at year-end.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Revenue Recognition—The Firm recognizes and records commissions, fees and other income on a trade-date basis. Revenue consists of commissions and 12b-1 fees on transactions of exchange listed equity securities, commissions on listed option transactions, commissions on annuities and other securities commissions.

   In May 2014, FASB issued ASU 2014-19, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm has performed an assessment of its revenue contracts by looking at the five components of the pronouncement:

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize revenue when the performance obligation is met

   As a result of its assessment, the Firm did not identify any material changes to the timing or amount of its revenue recognition as required under ASU 2014-19. The principles of revenue recognition under this pronouncement are largely consistent with the current practices of the Firm.

g. Property, Plant, Equipment and Depreciation—Property, plant and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation.

NOTE 2: CLEARING BROKER AGREEMENT

The Firm clears security transactions through Hilltop Securities, Inc. (the clearing broker). Under the terms of the clearing agreement, the clearing broker carries the accounts of the customers of General Securities, Corp. on a fully disclosed basis. The clearing broker executes transactions and settles contracts of securities for customer accounts, prepares confirmations and summary monthly statements and performs certain cashiering functions such as receiving and delivering securities.

Under the agreement, the Firm is required to maintain a minimum cash deposit of $50,000 which serves as a reserve for counterparty credit risk and settlement risk, as well as market risk on open un-hedged positions.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraphs (k)(2)(i) and (k)(2)(ii) "The Firm maintains a special account for the exclusive benefit of their customers" and "all customer transactions cleared through another broker-dealer on a fully disclosed basis." During the year ended July 30, 2019 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: INCOME TAX EXPENSE

The firm follows ASC subtopic 740-10 (formerly Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they related. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

For the year ended July 31, 2019, the provision for income taxes consisted of Federal income tax expense of $2,100 and state income tax expense of $1,050. At July 31, 2019, there was also a payable of $2,100 for Federal income taxes and a payable of $1,050 for state income taxes. Tax years ending after July 31, 2016, remain subject to examination by taxing jurisdictions.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 6: COMMITMENTS AND CONTIGENCIES

On January 25, 2002, the Firm entered into an agreement with Southwest Securities, Inc. (the organization) whereby the organization will execute and clear securities transactions for the Firm on a fully disclosed basis. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the Firm is prohibited from entering into a similar agreement with another broker/dealer without prior approval from the organization. As of January 26, 2016, Southwest Securities, Inc. merged with Hilltop Holdings, Inc.

NOTE 7: RETIREMENT PLAN AND EMPLOYEE BENEFIT PLAN

The Firm adopted a 401(k) retirement plan effective August 1, 1995. To be eligible, employees must be at least 18 years of age, complete 1,000 hours of service per year, and have completed at least one year with the Firm. Employees are allowed to make elective deferrals to the plan. The employer may make matching contributions to the accounts of all participants who make elective deferrals to the plan. Employee contributions to the plan are 100% vested at the time they are made. Employer contributions are fully vested after five years of service with the Firm.

The Firm also has a non-qualified employee medical reimbursement plan. The plan was designed to assist employees (participants) in providing for medical and dental bills. The employees contribute from their payroll checks through payroll deductions. The funds are deposited in a separately maintained cash account. There is also a separately recorded liability representing the funds contributed by employees.

NOTE 8: OFFICE LEASE

The Firm operates in a leased building on a month to month basis. Rent expense was $10,800 for the year ended July 31, 2019. There were no future minimum lease payments under this lease.

NOTE 9: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At July 31, 2019, net capital as defined by the rules, equaled $148,453 and net capital in excess of the minimum required was $98,453. The ratio of aggregate indebtedness to net capital was 23.95%.

NOTE 10: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (i) and (k) (2) (ii).

NOTE 11: COMPUTATION FOR DETERMINING RESERVE REQUIREMENT UNDER RULE 15c3-3

A computation of a reserve requirement is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (i) and (k) (2) (ii).

NOTE 12: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended July 31, 2019. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 13: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of the independent registered accounting firm on the financial statements which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

GENERAL SECURITIES, CORP.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AS OF JULY 31, 2019

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	156,390
Less: Non-allowable assets from Statement of Financial Condition		(6,154)
Net capital before haircuts on securities positions		150,236
Haircuts on securities		(1,783)
Net Capital	$	148,453
Aggregate Indebtedness	$	35,551
Net capital required based on aggregate indebtedness (6-2/3%)		2,371
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	98,453
COMPUTATION OF AGGREGATE REQUIREMENTS		
(A) - 10% of total aggregate indebtedness		3,555
(B) - 120% of minimum net capital requirement		60,000
Net Capital less the greater of (A) or (B)	$	88,453
Percentage of Aggregate Indebtedness to Net Capital		23.95%

FOCUS Part IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At July 31, 2019, there were no material differences between audited net capital above and net capital as reported on the Firm's Part II (Unaudited) FOCUS report.

THOMAS FAUST, CPA
174 Coldbrook Ct.
Lafayette, Indiana 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
General Securities, Corp.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which General Securities, Corp., identified the following provisions 17 C.F.R. § 15c3-3(k) under which General Securities, Corp. claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (2) (i) and (2) (ii), and General Securities, Corp. stated that General Securities, Corp. has maintained compliance with these exemption provisions throughout the entire fiscal year without exception. General Securities, Corp.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) and (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
September 19, 2019

General Securities Corp.™
2007 Fayette
N. Kansas City, MO 64116

816 472-7170
800 873-4365
FAX 660-829-9239

Date: September 17, 2019

RE: Exemption Statement Rule 15c3-3

To the best of my knowledge and belief, I, David S. Miller, President and Chief Compliance Office state that General Securities, Corp. is exempt from the provisions in paragraph (k) of SEC Rule 15c3-3 as of July 31, 2019 and for the year then ended under exemption provisions (k)(2)(i) and (k)(2)(ii).

General Securities, Corp. 1) effectuates all financial transactions with its customer through a Special Account for the Exclusive Benefit of Customers and 2) is an introducing broker-dealer who cleared all transactions with and for its customers on a fully disclosed basis without exceptions with a clearing broker (Hilltop Securities) and General Securities promptly transmitted all customer funds and securities to Hilltop Securities which carried all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.

General Securities, Corp. has maintained compliance with these exemption provisions throughout the entire fiscal year without exception.

David S. Miller, President and Chief Compliance Officer